Paul Fernyhough Work History

Professor in Neuroscience, St.Boniface Hospital, Winnipeg, Manitoba, Canada
Winsantor, Inc
February 2004 - Present
St. Boniface Hospital, a work of charity of the Sisters of Charity of Montreal "Grey Nuns", is a Catholic tertiary health care facility affiliated with the University of Manitoba. As one of Manitoba's largest health care facilities, St. Boniface maintains a campus comprised of more than 180 departments and services, located in seven separate buildings and situated on 20 acres of land. It also operate several satellite facilities located at off campus sites, and maintains close relationships with other health facilities and well as the health facilities and agencies of the Grey Nun network.